NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA
COLUMBUS, OHIO 43215

The Nationwide Lifetime Income Rider® MX (L.inc MX)

General Information Regarding this Rider

This Rider is made part of the Contract to which it is attached and is effective on the date it is elected.  This Rider may only be elected at the time of Contract application and within one year of the issue date of the Contract.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Rider will control the Contract.  Non-defined terms shall have the meaning given to them in the Contract.

This Rider provides a guaranteed lifetime withdrawal benefit based on the life of a Determining Life even if negative investment experience and/or guaranteed lifetime withdrawals result in the Contract Value going to zero.  In addition, this Rider allows for the election of a Spousal Continuation Benefit extending guaranteed lifetime withdrawals to the spouse of the Determining Life.

This Rider terminates once the Contract is annuitized.

This Rider is irrevocable.

The Spousal Continuation Benefit may be discontinued under limited circumstance described in this Rider (See “Spousal Continuation Benefit” section of this Rider).

Surrenders prior to age 59 1/2 may result in the immediate application of taxes and penalties under Section 72 of the Internal Revenue Code.

Upon election of this Rider, Nationwide will restrict the allocation of the Contract Value and transfers and allocations of Sub-Accounts to certain Sub-Accounts, certain asset allocation models or to the Market Preservation Investment.  The fixed account and Guaranteed Term Riders are not available with this Rider. Nationwide may substitute investment Riders available to the Contract Owner in the event the previous investment Riders are no longer available to the Variable Account or Nationwide’s management determines that the previous investment Riders are inappropriate for the purposes of the Contract.

The following apply to the election of this Rider.

(1)	This Rider is only available to Contracts with a Determining Life (and Joint Determining Life, if any) between the age of 50 and 85 as of the date elected.

(2)	Loans, to the extent otherwise permitted under the Contract or an endorsement to the Contract, are not allowed.

(3)
The following Riders are not available when this Rider is elected:  C-Share Rider, if applicable, Capital Preservation Plus Rider, Capital Preservation Plus Lifetime Income Rider, the Beneficiary Protector II Rider, any Lifetime Income Rider and any Extra Value Rider. Nationwide may restrict the availability of this Rider in conjunction with other Riders that may be offered under the Contract.

(4)
The Determining Life and Joint Determining Life may not be changed.  If the Spousal Continuation Benefit is elected, the Determining Life must be named as the Annuitant and any named parties to the Contract, except for contingent Beneficiaries, must be the Determining Life or Joint Determining Life.  The Determining Life and Joint Determining Life must be named as sole primary Beneficiaries.

(5)
The manner in which the Contract Value, Death Benefit, or any other benefits or values described in the Contract or other rider or Rider (other than this Rider) are calculated is not modified by this Rider.

Definitions

The following definitions are modified or added to the Contract:

Contract Value - The combined value of the Variable Accounts, the Market Preservation Investment and any enhanced DCA account, if applicable.

Determining Life - The person designated as Contract Owner on the application (Annuitant in the event of a non-natural Contract Owner).

Excess Withdrawal - Any withdrawal prior to the Determining Life (or younger spouse if the Spousal Continuation Benefit is elected) reaching age 55 or any withdrawal that exceeds the annual guaranteed lifetime withdrawal amount.

Income Benefit Base - The value calculated under this Rider that is multiplied by the Lifetime Withdrawal Percentage to determine the amount of annual guaranteed lifetime withdrawals.

Index - The stock index, the performance of which will determine how much will be credited to the MPI Band at the end of an MPI Period.

Joint Determining Life - The spouse of the Determining Life on which annual guaranteed lifetime withdrawals under this Rider will also apply.  A Joint Determining Life may only be named when the Spousal Continuation Benefit is elected.  The Joint Determining Life does not have any rights of a Contract Owner, unless named as a Joint Owner or in cases where the Contract is registered in the name of the Joint Determining Life following the death of the Determining Life.

Lifetime Withdrawal Percentage - A specified percentage listed in this Rider based on the age of the Determining Life at the time the first Surrender is taken after the Determining Life has reached age 55.  In cases where the Spousal Continuation Benefit has been elected, the Lifetime Withdrawal Percentage will be determined based on the younger of the Determining Life and Joint Determining Life.

Market Preservation Investment (“MPI”) - An investment Rider under the Contract, only available with the L.Inc MX Rider.  The assets of Nationwide’s general account are available for the purpose of meeting the guarantees of the MPI.

MPI Band - Each deposit made into the MPI that receives its own MPI Return Cap and MPI Period.

MPI Performance Credit - The amount Nationwide credits to the contract based on the performance of the Index at the end of an MPI Period.

MPI Period - The one year period starting with the date Contract Value is allocated to the MPI.

MPI Return Cap - The percentage limit imposed for an MPI Period on additional amounts credited as a result of the performance of the Index.  The MPI Return Cap will never be less than 3%.

Rider Anniversary - Each recurring one-year anniversary beginning with the date this Rider is elected.

Rider Year - Beginning with the date this Rider is elected, each one-year period this Rider remains in-force.

Spousal Continuation Benefit - An election allowing a spouse to be named as a Joint Determining Life so that the Lifetime Withdrawal Percentage will be paid during the lifetimes of the Determining Life and the Joint Determining Life.

Additional Charge

Nationwide will deduct an additional charge of up to 1.50% of the current value of the Income Benefit Base on Rider Anniversary.  A prorated charge for any partially completed Rider Year will also be deducted upon full Surrender of the Contract.

If the Optional Spousal Continuation Benefit is elected, a charge in addition to the base charge under this Rider will be deducted of up to 0.30% of the current value of the Income Benefit Base on the Rider Anniversary.  A prorated charge for any partially completed Rider Year will also be deducted upon full Surrender of the Contract.

The charge is deducted on each anniversary of the election of the L.Inc MX Rider (the “L.Inc MX Anniversary”) and is deducted in the following manner: first, accumulation units will be redeemed from the sub-accounts; if the charge amount is not satisfied, Nationwide will then deduct contract value from any dollar cost averaging fixed account; if the charge amount is still not satisfied, Nationwide will then deduct amounts from the MPI, starting with the oldest band first

These charges will be assessed as long as the Contract and this Rider remain in-force.

Market Preservation Investment

The Market Preservation Investment ("MPI") is a separate investment option under the contract that is only available with the L.Inc MX Rider.  As a condition of this Rider, the risk tolerance selected by the Contract Owner will determine the required allocation of Contract Value, if any, to the MPI.  Once the Contract Owner has allocated Contract

Value to the MPI, those amounts cannot be transferred to other investment options available under the Contract.

The MPI provides a guarantee that a Contract Owner will not lose any amounts deposited into the MPI due to poor equity market performance and provides crediting of additional amounts to the Contract (the “MPI Performance Credit”) based on the performance of the Index.  The performance of the Index will determine if amounts are credited to the Contract at the end of an MPI Period.  (The MPI Period for each MPI Band will begin on the date amounts are allocated to the MPI and lasts for one year.)

The MPI Performance Credit will be allocated to the Variable Accounts in the Contract according to the future allocation instructions on file with Nationwide.  The MPI Performance Credit will not be deposited into the MPI.

Each time a portion of the Contract Value is allocated to the MPI, either through a transfer from another investment Rider under the Contract or a subsequent Purchase Payment, Nationwide will establish an MPI Period and an MPI Return Cap for that MPI allocation which is known as an MPI Band.  The MPI Return Cap is the greatest percentage Nationwide will credit to the MPI Band at the end of each MPI Period.  It is possible for a Contract Owner to have several MPI Bands.

The MPI Period for each MPI Band will begin on the date a portion of Contract Value is allocated into the MPI (the “MPI Band Anniversary”) and lasts for one year.  On the last business day of the MPI Period, Nationwide will add the MPI Performance Credit to the contract.  Each MPI Band renews for another MPI Period on that MPI Band’s Anniversary.

At the beginning of each MPI Period, Nationwide will declare, as a percentage, an MPI Return Cap.  At the end of the MPI Period, if the Index increased during the MPI Period, Nationwide will add an MPI Performance Credit based on the percentage of increase in the Index during that period up to the MPI Return Cap.  The amount credited will be based on the amount of Contract Value allocated to the MPI Band that is maturing.  At the end of the MPI Period, if the Index has a negative rate of return, then there will be no MPI Performance Credit.  In no event will a decrease of the Index result in a loss of value to the Market Preservation Investment.

Please note that any Surrender from an MPI Band prior to the end of its MPI Period will not receive any MPI Performance Credit for the portion withdrawn.

Subsequent Purchase Payments

All subsequent Purchase Payments after the first Rider Anniversary in excess of $50,000 per Rider Year must receive prior approval from Nationwide.

Spousal Continuation Benefit

The Determining Life may elect the Optional Spousal Continuation Benefit, but it is only available at the time this Rider is elected.  The Spousal Continuation Benefit requires the naming of a Joint Determining Life.  The annual guaranteed lifetime withdrawals will be paid during the joint lives of the Determining Life and Joint Determining Life.

In order to take advantage of this additional benefit the following will apply:

(1)
Once the Spousal Continuation Benefit is elected, it can only be removed from the Contract if no guaranteed lifetime withdrawals have been made and if Nationwide is provided with proof of divorce, annulment, or dissolution of the marriage between the Determining Life and Joint Determining Life.

(2)	Both spouses must be named as primary beneficiaries. For contracts with non-natural owners, both spouses must be named as co-annuitants.

(3)	Once this benefit is removed from the Contract, it may not be re-elected or added to cover a subsequent spouse.

(4)	The individual named as Joint Determining Life can not be changed for any reason.

Calculation of the Income Benefit Base and the Annual Guaranteed Withdrawal Amount

Calculation Prior to Annual Guaranteed Lifetime Withdrawals

At the time this Rider is elected, the current Income Benefit Base is equal to the Contract Value. The current Income Benefit Base is adjusted for subsequent purchase payments, surrenders, roll-ups and resets.

Subsequent Purchase Payments

Subsequent Purchase Payments increase the current Income Benefit Base by the amount of the Purchase Payment.

Excess Withdrawals

Guaranteed lifetime withdrawals under this Rider can only begin after the Determining Life reaches age 55. If the Determining Life takes a Surrender from the contract before reaching age 55, the Surrender is an

Excess Withdrawal.  In addition, any Surrender that is taken after the Determining Life reaches age 55 and is greater than the annual guaranteed lifetime withdrawal amount is considered an Excess Withdrawal.  When an Excess Withdrawal occurs, the current Income Benefit Base will be reduced by the greater of:

1.      the dollar amount of the Surrender; or

2.
the ratio of the dollar amount of the Surrender to the Contract Value (which, in the case of a Surrender after age 55, has been reduced by the amount of the allowable benefit amount withdrawn) multiplied by the Income Benefit Base prior to the Surrender.

Any Surrenders after the Determining Life reaches age 55 will start the annual guaranteed lifetime withdrawals.

Determining the L.Inc MX Roll-Up Amount

When a Contract Owner first elects the Rider, the L.Inc. MX roll-up amount is equal to the Contract Value. Any Purchase Payments submitted after the Rider is issued will increase the current L.Inc MX roll-up amount by the amount of the subsequent purchase payment.  Any Excess Withdrawal will reduce the current L.Inc MX roll-up amount by the greater of:

1.	the dollar amount of any Excess Withdrawal; or

2.	the ratio of the dollar amount of any Excess Withdrawal to the Contract Value multiplied by the L.Inc MX roll-up amount.

On each Rider Anniversary, until the earlier of the first withdrawal after the Contract Owner reaches age 55 or the 10th Rider Anniversary, the L.Inc MX roll-up amount is equal to the following calculation:

1	the current L.Inc MX roll-up amount plus [ ], minus

2
[  ] of any purchase payment made since the previous Rider Anniversary using a prorated method based on the number of days from the previous Rider Anniversary to the date that subsequent purchase payment was made to the contract.

Resetting the Current Income Benefit Base

On the first Rider Anniversary and on each subsequent Rider Anniversary, assuming the Contract Owner has not refused a charge increase, Nationwide will reset the current Income Benefit Base to equal to the greater of:

1.	The current Income Benefit Base immediately before the Rider Anniversary;

2.	The L.Inc MX roll-up amount; or

3.	The Contract Value on the Rider Anniversary.

If the Contract Owner refuses any L.Inc MX charge increase, then on each Rider Anniversary, Nationwide will reset the current Income Benefit Base to equal to the greater of:

1.	The current Income Benefit Base immediately before the Rider Anniversary; or

2.	The L.Inc MX roll-up amount.

The reset current Income Benefit Base will become the new current Income Benefit Base.

Refusal or Acceptance of Increase/Decrease on Rider charge

At any time, Nationwide may change the price it charges for this Rider.

If the charge for the Rider changes, Nationwide will notify the Contract Owner and will give the Contract Owner  days to decide if she/he would like to refuse the new L.inc MX price. If the Contract Owner informs Nationwide that she/he will not accept the new price, Nationwide will not change that contract’s L.inc MX price, and will not reset the Income Benefit Base to equal the greater of Current Income Benefit Base or Contract Value on future Rider Anniversaries.

In the event Nationwide does not receive a Contract Owner’s election to refuse the price change within 60 days from date of notification, Nationwide will adjust the price and continue to reset the Income Benefit Base to equal the greater of Current Income Benefit Base or Contract Value on future Rider Anniversaries.

Calculation when Surrenders Under This Rider Begin

At any time after this Rider is elected and after the Determining Life reaches age 55, the Determining Life may, but is not required to, begin taking Surrenders from the Contract.  Nationwide will first surrender amounts from each Sub-Account proportionally, then from any fixed DCA accounts, if applicable and then from the oldest MPI Band. As long as there is value in the Sub-Accounts, the  Determining Life cannot take withdrawals from the MPI.

At the time of the first Surrender, the Lifetime Withdrawal Percentage is established in accordance with the table below.

Age of the younger of the Determining Life or Joint Determining Life*	Lifetime Withdrawal Percentage
[55 through 64]	[1-10%]
[65 through 74]	[1-10%]
[75 through 84]	[1-10%]
[85+]	[1-10%]

*If no Joint Determining Life applies, the age will be based on the Determining Life.  The age applicable to the Lifetime Withdrawal Percentage is set as of the date of the first Surrender.

Once the Lifetime Withdrawal Percentage is established it will be multiplied by the then current Income Benefit Base to determine the dollar value of guaranteed lifetime withdrawals.  The guaranteed lifetime withdrawal amount may be taken during each Rider Year beginning with the first Surrender.

If Surrenders are scheduled under this Rider that result in a Surrender amount of $100 or less, Nationwide may require the interval of payment to be modified so the Surrender amount will equal more than $100.  In no case will scheduled Surrenders be modified to an interval greater than annual.

Surrenders of Contract Value to Satisfy Minimum Distributions under Internal Revenue Code

If required minimum distributions under the Internal Revenue Code are not going to be met on this Contract during the calendar year by receiving the amount of the guaranteed lifetime withdrawal, the Determining Life, or Joint Determining Life, if applicable, may enter a Nationwide approved Surrender or systematic Surrender program that will permit a Contract Owner to Surrender Contract Value in excess of the Lifetime Withdrawal Percentage without reducing the Income Benefit Base.  If Spousal Continuation is elected, both spouses must reach age 55 in order to take advantage of this provision.  This Rider is not permitted for beneficially owned contracts (contracts which are being distributed in accordance with the “Surrenders Required by the Internal Revenue Code” section).  Nationwide may eliminate this right if the Internal Revenue Code provisions or Internal Revenue Service rules or guidance relating to required minimum distributions change.

Termination of Guaranteed Withdrawals

The guaranteed lifetime withdrawals available under this Rider end upon the death of the Determining Life or Annuitization of the Contract.  In the case of the Spousal Continuation Benefit, guaranteed lifetime withdrawals end only upon the death of both the Determining Life and the Joint Determining Life.

In addition, Surrenders in excess of the guaranteed lifetime withdrawals that reduce the Income Benefit Base to zero will terminate and end all benefits under this Rider.

Once the Contract Value falls to zero, the Determining Life (or Joint Determining Life if applicable) is no longer permitted to submit additional Purchase Payments or take Surrenders in excess of the current annual guaranteed lifetime withdrawal amount.

Transfers

Transfers will be restricted based on the Variable Accounts available with this rider at the time the transfer is requested. If the Contract Owner transfers amounts between Variable Accounts with different risk tolerances, Nationwide will determine if additional amounts are required to be allocated to the MPI in order for the MPI investment requirements to be met. In order to determine whether an MPI reallocation is required, Nationwide compares two values: the current MPI allocation amount and the MPI allocation requirement after the transfer. If the new MPI allocation amount is greater than the current MPI allocation amount, then the difference will be automatically reallocated from the Variable Accounts to a new MPI Band.

Executed for Nationwide by:

                                                           /s/Robert W. Horner III                                       /s/Mark R. Thresher
Secretary                                                              President